UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

The Norinchukin Bank
Mitsubishi UFJ Financial Group, Inc.

Regarding the Basic Agreement to Make Mitsubishi UFJ NICOS Co., Ltd.

an Equity-Method Affiliate of The Norinchukin Bank

Tokyo, May 28, 2008 — The Norinchukin Bank (Norinchukin), Mitsubishi UFJ Financial Group, Inc. (MUFG), The Bank of Tokyo-Mitsubishi UFJ, Ltd., and Mitsubishi UFJ NICOS Co., Ltd., as part of their effort to build strategic business and capital alliance relationships in the JA Bank retail business, entered into a memorandum of understanding on September 20, 2007 in which the companies agreed to pursue discussions about maintaining and developing a capital alliance relationship between Norinchukin and Mitsubishi UFJ NICOS.

Today, in accordance with that memorandum, Norinchukin and MUFG have entered into a basic agreement under which MUFG will make Mitsubishi UFJ NICOS into a wholly owned subsidiary and then transfer a portion of its shares of Mitsubishi UFJ NICOS common stock to Norinchukin in accordance with the detailed terms to be set forth in a share transfer agreement. Norinchukin and MUFG plan to enter into the share transfer agreement after Mitsubishi UFJ NICOS becomes a wholly owned subsidiary of MUFG. Based on this agreement, it is expected that Mitsubishi UFJ NICOS will become an equity-method affiliate of Norinchukin.

1. Overview of the Business and Capital Alliance

Based on the Business and Capital Alliance Agreement regarding the JA Bank retail business entered into on November 14, 2005, Norinchukin and the MUFG group have a broad business alliance that covers such business areas as multi-function IC cards which function as credit cards, small loan guarantees, and proof of identity, last will trusts, and estate planning. The companies also have a capital alliance for the purpose of making the business alliance stable and effective.

2. Summary of the Memorandum

On September 20, 2007, Norinchukin and MUFG/Bank of Tokyo-Mitsubishi UFJ/Mitsubishi UFJ NICOS, with the goal of expanding the business alliance between Norinchukin and Mitsubishi UFJ NICOS and making the capital alliance relationship closer and more stable, entered into a memorandum of understanding to the effect that MUFG would initially make Mitsubishi UFJ NICOS into a wholly owned subsidiary, and then Norinchukin would acquire a portion of the common stock of Mitsubishi UFJ NICOS from MUFG and pursue discussions toward making Mitsubishi UFJ NICOS an equity-method affiliate.

3. Contents of the Basic Agreement

Today, Norinchukin and MUFG have entered into a basic agreement under which MUFG will make Mitsubishi UFJ NICOS into a wholly owned subsidiary and then transfer 244 million shares of its Mitsubishi UFJ NICOS common stock to Norinchukin in accordance with the detailed terms to be set forth in a share transfer agreement. Norinchukin and MUFG plan to enter into the share transfer agreement after Mitsubishi UFJ NICOS becomes a wholly owned subsidiary of MUFG.

Based on this agreement, it is expected that Mitsubishi UFJ NICOS will become an equity-method affiliate of Norinchukin.

* * *

Contacts:

The Norinchukin Bank	Public Relations Dept.	81-3-5222-2019
Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651